UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  August 16, 2026

HOMETRUST BANCSHARES, INC.
(Exact name of registrant as specified in its charter)

Maryland	001-35593	45-5055422
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

10 Woodfin Street Asheville, North Carolina	28801
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (828) 259-3939

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities Registered Pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $0.01 per share	HTB	The New York Stock Exchange LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.	☐

Item 1.01 Entry Into A Material Definitive Agreement
On August 16, 2026, HomeTrust Bancshares, Inc., a Maryland corporation (“HomeTrust”), Blue Ridge Bankshares, Inc., a Virginia corporation (“Blue Ridge”), and Kinloch Merger Sub, Inc., a Virginia corporation and wholly owned subsidiary of HomeTrust (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the terms and conditions set forth in the Merger Agreement, Merger Sub will merge with and into Blue Ridge (the “Merger”), with Blue Ridge continuing as the surviving corporation, and immediately following the Merger, Blue Ridge will merge with and into HomeTrust (the “Second Step Merger”), with HomeTrust continuing as the surviving corporation.
Immediately following the Second Step Merger, Blue Ridge Bank, National Association, the wholly owned bank subsidiary of Blue Ridge, will merge with and into HomeTrust Bank, the wholly owned bank subsidiary of HomeTrust, with HomeTrust Bank as the surviving bank.
Subject to the terms and conditions of the Merger Agreement, which has been unanimously approved by the boards of directors of both Blue Ridge and HomeTrust, at the effective time of the Merger (the “Effective Time”), each share of Blue Ridge common stock issued and outstanding immediately prior to the Effective Time, subject to limited exceptions, will be converted into the right to receive 0.086 of a share of HomeTrust common stock (the “Exchange Ratio”), plus cash in lieu of any fractional shares (collectively, the “Merger Consideration”).
Concurrent with the execution of the Merger Agreement, Blue Ridge has entered into a warrant conversion agreement with a holder of outstanding warrants to purchase Blue Ridge common stock. The warrant conversion agreement provides for the automatic cashless exercise of such warrants immediately prior to the Effective Time. The shares of Blue Ridge common stock issued pursuant to such exercise will be converted into the right to receive the Merger Consideration at the Effective Time. Holders of the remaining outstanding Blue Ridge warrants will be given the same cashless exercise opportunity, which must be elected by executing and delivering a warrant conversion agreement to Blue Ridge on or before September 19, 2026. No later than August 31, 2026, Blue Ridge will provide written notice to holders of Blue Ridge warrants other than the holder that entered into a warrant conversion agreement with Blue Ridge on August 16, 2026, offering such other holders an opportunity to enter into the same form of warrant conversion agreement. At the Effective Time, any outstanding Blue Ridge warrants for which the holders have not executed warrant conversion agreements will automatically be assumed by HomeTrust in accordance with the terms of such Blue Ridge warrants. The form of the warrant conversion agreement is included as Exhibit C to the copy of the Merger Agreement attached hereto as Exhibit 2.1.
Each option to purchase shares of Blue Ridge common stock, whether vested or unvested, that is outstanding and in-the-money immediately prior to the Effective Time will be cancelled at the Effective Time in exchange for a cash payment equal to the product of (i) the number of shares of Blue Ridge common stock underlying the option and (ii) the excess, if any, of (1) the average closing price of HomeTrust common stock for the five consecutive trading days prior to the Merger closing date multiplied by the Exchange Ratio over (2) the exercise price of the option, less any required tax withholding. Each Blue Ridge stock option that is outstanding and out-of-the-money immediately prior to the Effective Time will be cancelled at the Effective Time for no consideration or payment.
At the Effective Time, each time-vesting only share of Blue Ridge restricted common stock that is outstanding and unvested immediately prior to the Effective Time will fully vest and entitle its holder to receive the Merger Consideration, subject to any required tax withholding. Each performance-vesting Blue Ridge restricted stock award that is outstanding and unvested immediately prior to the Effective Time will automatically convert at the Effective Time into a HomeTrust restricted stock award that is time-based only for future vesting based on the holder’s continuous service through the unexpired performance period(s). The number of shares underlying the converted award will be determined by multiplying (i) the number of shares of Blue Ridge common stock subject to the award immediately prior to the Effective Time that would be earned assuming full performance for the unexpired performance periods by (ii) the Exchange Ratio.
The Merger Agreement contains customary representations and warranties from both HomeTrust and Blue Ridge, and each party has agreed to customary covenants, including, among others, covenants relating to (1) the conduct of HomeTrust's and Blue Ridge's respective business during the interim period between the execution of the Merger Agreement and the Effective Time, (2) Blue Ridge’s obligation to call a meeting of its shareholders to approve the Merger Agreement and, subject to certain exceptions, that its board of directors recommends that Blue Ridge shareholders vote to approve the Merger Agreement, (3) HomeTrust’s obligation to call a meeting of its stockholders to approve the issuance of HomeTrust common stock in the Merger and, subject to certain exceptions, that its board of directors recommends that HomeTrust stockholders vote to approve such issuance, and (4) Blue Ridge’s non-solicitation obligations regarding alternative acquisition proposals.
The completion of the Merger is subject to customary conditions, including approval of the Merger Agreement by the shareholders of Blue Ridge and approval of the issuance of shares of HomeTrust common stock in the Merger by the stockholders of HomeTrust, and the receipt of required regulatory approvals. The Merger is currently expected to be completed in the first quarter of 2027.
The Merger Agreement contains certain termination rights for both Blue Ridge and HomeTrust, including if there has been a breach by the other party that is not cured such that the applicable closing conditions are not satisfied or the Merger is not consummated by August 16, 2027. A termination fee of $18.0 million will be payable by HomeTrust or Blue Ridge upon termination of the Merger Agreement under certain circumstances.
Pursuant to the Merger Agreement, HomeTrust will appoint two mutually agreed upon members of Blue Ridge's board of directors to become directors of HomeTrust at the Effective Time, one of whom to serve for a term ending at the 2028 annual meeting of HomeTrust’s stockholders and the other to serve for a term ending at the 2029 annual meeting of HomeTrust’s stockholders. These individuals will also serve as directors of HomeTrust Bank.
The foregoing description of the Merger Agreement and the transactions contemplated thereby is not complete and is subject to and qualified in its entirety by reference to the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1 and the terms of which are incorporated herein by reference.
The representations, warranties and covenants contained in the Merger Agreement generally will not survive consummation of the Merger and were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, are subject to limitations agreed upon by the parties as stated in the Merger Agreement, including being qualified by confidential disclosure schedules made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and are, in most cases, subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors under applicable securities law standards of materiality. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by Blue Ridge or HomeTrust. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding HomeTrust or Blue Ridge, their respective affiliates or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding HomeTrust, Blue Ridge, their respective affiliates or their respective businesses, the Merger Agreement and the Merger that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 that will include a joint proxy statement of HomeTrust and Blue Ridge and a prospectus of HomeTrust, as well as in the Form 10-Ks, Form 10-Qs, Form 8-Ks and other documents that HomeTrust and Blue Ridge may file with or furnish to the Securities and Exchange Commission (“SEC”).
Each director and certain significant non-director shareholders of Blue Ridge have executed a voting agreement with HomeTrust pursuant to which the individual or entity has agreed to vote his, her or its shares of Blue Ridge common stock in favor of the Merger Agreement. Each director of Blue Ridge also has executed a resignation, non-solicitation and confidentiality agreement with HomeTrust. Each director of HomeTrust has executed a voting agreement with Blue Ridge pursuant to which the individual has agreed to vote his or shares of HomeTrust common stock in favor of the issuance of HomeTrust common stock in the Merger.
Item 7.01 Regulation FD Disclosure
On August 17, 2026, HomeTrust and Blue Ridge issued a joint press release announcing the execution of the Merger Agreement. A copy of the press release is attached to this Current Report on Form 8-K as Exhibit 99.1 and is incorporated into this Item 7.01 by reference. In addition, HomeTrust has prepared investor presentation material regarding the transactions contemplated by the Merger Agreement, which it expects to use in connection with presentations to analysts and investors. The presentation material is attached to this Current Report on Form 8-K as Exhibit 99.2 and is incorporated into this Item 7.01 by reference.
The press release and presentation material are furnished pursuant to Item 7.01 and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). They may only be incorporated by reference in another filing under the Exchange Act or the Securities Act of 1933, as amended (the “Securities Act”), if such subsequent filing specifically references the information furnished pursuant to Item 7.01 of this Current Report on Form 8-K.
Item 9.01  Financial Statements and Exhibits
(a) Not applicable.
(b) Not applicable.
(c) Not applicable.
(d) The following exhibits are included with this Report:

Exhibit No.	Description
2.1	Agreement and Plan of Merger dated August 16, 2026*
99.1	Press release dated August 17, 2026
99.2	Investor presentation material dated August 17, 2026
104.0	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*Exhibits and Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. HomeTrust agrees to furnish a supplemental copy of any such omitted Exhibit or Schedule to the SEC upon request.
Forward-Looking Statements
This Current Report, including the Exhibits hereto, contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the use of words such as "may," "should," "will," "could," "estimates," "predicts," "potential," "continue," "anticipates," "believes," "plans," "expects," "future," "intends," "projects," the negative of these terms and other comparable terminology. These forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of HomeTrust and Blue Ridge with respect to the Merger, the anticipated strategic and financial benefits of the Merger, including the expected impact of the Merger on HomeTrust’s or Blue Ridge’s future financial performance pending the completion of the Merger and on HomeTrust's financial performance following the Merger, and the timing of the closing of the Merger.
Forward-looking statements are neither historical facts, nor assurance of future performance. Instead, such statements are based on current beliefs, expectations and assumptions regarding the future of HomeTrust's and Blue Ridge’s respective businesses, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of HomeTrust’s or Blue Ridge's control, and actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not unduly rely on any of these forward-looking statements. Any forward-looking statement is based only on information currently available and speaks only as of the date when made. HomeTrust and Blue Ridge undertake no obligation, other than as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Forward-looking statements contained in this Current Report are subject to, among others, the following risks, uncertainties and assumptions:
•The possibility that the anticipated benefits of the Merger, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of the impact of, or challenges arising from, the integration of Blue Ridge into HomeTrust or as a result of the strength of the economy, competitive factors in the areas where Blue Ridge and HomeTrust do business, or as a result of other unexpected factors or events;
•The timing and completion of the Merger is dependent on the satisfaction of customary closing conditions, and various other factors that cannot be predicted with precision at this point;
•The occurrence of any event, change or other circumstances that could give rise to the right of HomeTrust, Blue Ridge or both to terminate the Merger Agreement;
•Completion of the Merger is subject to bank regulatory approvals and such approvals may not be obtained in a timely manner or at all or may be subject to conditions which may cause additional significant expense or delay the consummation of the Merger;
•Potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Merger;
•The diversion of attention and time by the respective management teams of HomeTrust and Blue Ridge from ongoing business operations and opportunities on Merger-related matters;
•The outcome of any legal proceedings related to the Merger which may be instituted against HomeTrust or Blue Ridge;
•Unanticipated challenges or delays in the integration of Blue Ridge’s business into HomeTrust’s business and/or the conversion of Blue Ridge’s operating systems and customer data onto HomeTrust’s may significantly increase the expense associated with the Merger; and
•Other factors that may affect future results of Blue Ridge and HomeTrust.
These forward-looking statements are also subject to the principal risks and uncertainties applicable to Blue Ridge’s and HomeTrust’s respective businesses and activities generally that are disclosed in HomeTrust’s and Blue Ridge's respective Annual Reports on Form 10-K for the year ended December 31, 2025 and in other documents HomeTrust and Blue Ridge file with the SEC. HomeTrust’s and Blue Ridge's SEC filings are accessible on the SEC website at www.sec.gov.
No Offer or Solicitation
This Current Report and related communications are not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus that meets the requirements of Section 10 of the Securities Act.
Additional Information and Where to Find It
In connection with the proposed merger transaction, HomeTrust expects to file with the SEC a Registration Statement on Form S-4 (the "Registration Statement") that will include a preliminary joint proxy statement of HomeTrust and Blue Ridge and a preliminary prospectus of HomeTrust (the "Joint Proxy Statement/Prospectus"), as well as other relevant documents concerning the proposed transaction. After the Registration Statement is declared effective, HomeTrust and Blue Ridge will mail a definitive Joint Proxy Statement/Prospectus to their stockholders and shareholders, respectively. This communication is not a substitute for the Joint Proxy Statement/Prospectus or Registration Statement or for any other document that HomeTrust or Blue Ridge may file with the SEC and send to their respective stockholders or shareholders in connection with the proposed merger transaction. Stockholders of HomeTrust and shareholders of Blue Ridge are urged to read carefully the Registration Statement and the Joint Proxy Statement/Prospectus regarding the proposed merger transaction when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information.
Free copies of the Joint Proxy Statement/Prospectus included in the Registration Statement, as well as other filings containing information about HomeTrust, Blue Ridge, and the proposed transaction, may be obtained at the SEC's website (www.sec.gov). You will also be able to obtain these documents, free of charge, in the "Investor Relations" section of HomeTrust's website, www.htb.com, under "SEC Filings" in the "Financials & Filings" heading, and in the "Investor Relations" section of Blue Ridge’s website, www.mybrb.bank, under “SEC Filings” in the "Financials" heading or by requesting them in writing or by telephone from HomeTrust at: HomeTrust Bancshares, Inc., 10 Woodfin Street, Asheville, North Carolina 28801, Attn: Tony J. VunCannon; Telephone (828) 350-3049 or by requesting them in writing or by telephone from Blue Ridge at: Blue Ridge Bankshares, Inc., 1801 Bayberry Court, Suite 101, Richmond, Virginia 23226, Attn: Judy C. Gavant; Telephone (804) 518-2606.
Participants in Solicitation
HomeTrust and Blue Ridge and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of HomeTrust and from the shareholders of Blue Ridge in respect of the proposed merger transaction. Information regarding HomeTrust’s directors and executive officers is contained in HomeTrust’s definitive proxy statement on Schedule 14A filed with the SEC on April 7, 2026. Information regarding Blue Ridge’s directors and executive officers is contained in Blue Ridge’s definitive proxy statement on Schedule 14A filed with the SEC on April 30, 2026. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the proposed merger transaction when it becomes available. Free copies of this document may be obtained as described above.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HOMETRUST BANCSHARES, INC.

Date: August 17, 2026	By:	/s/ Tony J. VunCannon
Tony J. VunCannon
Executive Vice President, Chief Financial Officer, Corporate Secretary and Treasurer

5